UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

ESS Tech, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

26916J106
(CUSIP Number)

Craig Evans
Julia Song
ESS Tech, Inc.
26440 SW Parkway Ave., Bldg. 83
Wilsonville, Oregon 97070
(855) 423-9920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2021
(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26916J106	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Craig Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,453,903 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,453,903 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,453,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)    Consists of (i) 5,538,586 shares of common stock, par value $0.0001 per share (“Common Stock”), of ESS Tech, Inc. (the “Issuer”) held by Mr. Evans, (ii) 2,421,240 shares of Common Stock held by Dr. Julia Song, (iii) 16,772 shares of Common Stock underlying restricted stock units (“RSUs”) held by Mr. Evans that may vest within 60 days of the date hereof, (iv) 70,300 shares of Common Stock underlying RSUs held by Dr. Song that may vest within 60 days of the date hereof, (v) 149,563 shares of Common Stock underlying stock options held by Mr. Evans exercisable within 60 days of the date hereof and (vi) 257,442 shares of Common Stock underlying stock options held by Dr. Song exercisable within 60 days of the date hereof. Mr. Evans and Dr. Song are married and may be deemed to share voting and dispositive power over shares held of record by each other.
(2)    Based on (i) 154,366,717 shares of Common Stock outstanding as of May 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, as filed with the Securities and Exchange Commission (“SEC”) on May 10, 2023, (ii) 16,772 shares of Common Stock underlying RSUs held by Mr. Evans that may vest within 60 days of the date hereof, (iii) 70,300 shares of Common Stock underlying RSUs held by Dr. Song that may vest withing 60 days of the date hereof, (iv) 149,563 shares of Common Stock underlying stock options held by Mr. Evans exercisable withing 60 days of the date hereof, and (v) 257,442 shares of Common Stock underlying stock options held by Dr. Song exercisable withing 60 days of the date hereof.

CUSIP No. 26916J106	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Julia Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,453,903 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,453,903 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,453,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)    Consists of (i) 5,538,586 shares of Common Stock held by Mr. Evans, (ii) 2,421,240 shares of Common Stock held by Dr. Julia Song, (iii) 16,772 shares of Common Stock underlying RSUs held by Mr. Evans that may vest within 60 days of the date hereof, (iv) 70,300 shares of Common Stock underlying RSUs held by Dr. Song that may vest within 60 days of the date hereof, (v) 149,563 shares of Common Stock underlying stock options held by Mr. Evans exercisable within 60 days of the date hereof and (vi) 257,442 shares of Common Stock underlying stock options held by Dr. Song exercisable within 60 days of the date hereof. Mr. Evans and Dr. Song are married and may be deemed to share voting and dispositive power over shares held of record by each other.
(2)    Based on (i) 154,366,717 shares of Common Stock outstanding as of May 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 16,772 shares of Common Stock underlying RSUs held by Mr. Evans that may vest within 60 days of the date hereof, (iii) 70,300 shares of Common Stock underlying RSUs held by Dr. Song that may vest withing 60 days of the date hereof, (iv) 149,563 shares of Common Stock underlying stock options held by Mr. Evans exercisable withing 60 days of the date hereof, and (v) 257,442 shares of Common Stock underlying stock options held by Dr. Song exercisable withing 60 days of the date hereof.

CUSIP No. 26916J106	Page 4 of 7 Pages

Explanatory Note

    This Schedule 13D constitutes a late filing due to administrative error. This Schedule 13D reflects an aggregate 1,034,441 shares of Common Stock issued to Craig Evans and Dr. Yang (Julia) Song (the “Reporting Persons,” and each, a “Reporting Person”) as of November 9, 2021 (as previously disclosed in the Form 4 filed by the Reporting Persons with the SEC on November 12, 2021 and amended on November 17, 2021) causing the Reporting Persons to jointly hold over 5% of the Issuer’s outstanding shares of Common Stock, which consisted of: (i) 1,026,195 shares of Earnout Stock (as defined below) and (ii) 8,246 Transaction Expense Adjustment Shares (as defined below). As of the date of this Schedule 13D, the aggregate holdings of the Reporting Persons is 8,453,903 shares of Common Stock representing approximately 5.5% of the total outstanding shares of Common Stock.

Item 1.    Security and Issuer.

This Schedule 13D relates to the Common Stock of ESS Tech, Inc, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 26440 SW Parkway Ave., Bldg. 83 Wilsonville, Oregon 97070.

Item 2.    Identity and Background.

(a)This Schedule 13D is being filed jointly by the Reporting Persons – Craig Evans, an individual, and Julia Song, an individual. Craig Evans and Julia Song are married to each other.
(b)The Reporting Persons’ business address is 26440 SW Parkway Ave., Bldg. 83 Wilsonville, Oregon 97070.
(c)The present principal occupation of Craig Evans is Co-Founder and Advisor to the Chief Executive Officer of the Issuer. The present principal occupation of Dr. Julia Song is Chief Technology Officer and Co-Founder of the Issuer.
(d)Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)Neither Reporting Person has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

On October 8, 2021 (the “Closing Date”), the Issuer, f/k/a ACON S2 Acquisition Corp. (“STWO”) consummated a merger pursuant to the Agreement and Plan of Merger, dated as of May 6, 2021 (the “Merger Agreement”), by and among STWO, SCharge Merger Sub, Inc., a wholly-owned direct subsidiary of STWO (“Merger Sub”), and ESS Tech Subsidiary, Inc., f/k/a ESS Tech, Inc. (“Legacy ESS”), pursuant to which Merger Sub merged with and into Legacy ESS, with Legacy ESS surviving as a wholly owned subsidiary of STWO (the “Merger,” and together with the other transactions contemplated under the Merger Agreement, the “Business Combination”). Subsequently, the Issuer changed its name from “ACON S2 Acquisition Corp.” to “ESS Tech, Inc.” The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

On the Closing Date, each outstanding share of common stock of Legacy ESS was converted and exchanged for 1.47110014425 shares of Common Stock, pursuant to which (i) Craig Evans was issued 4,602,453 shares of Common Stock in merger consideration and (ii) Dr. Julia Song was issued 1,917,211 shares of Common Stock in merger consideration.

On November 9, 2021, the Issuer achieved the earnout milestone events for an aggregate of 15,675,002 shares of Common Stock (the “Earnout Stock”) issuable to the former stockholders of Legacy ESS pursuant to the Merger Agreement. As a result, and for no additional consideration, (1) Craig Evans received 724,426 shares of Earnout Stock and (2) Dr. Julia Song received 301,769 shares of Earnout Stock.

Also on November 9, 2021, upon final calculation of the expenses related to the Merger, the Issuer determined that the aggregate Transaction Expenses (as defined in the Merger Agreement) were lower than had been estimated

CUSIP No. 26916J106	Page 5 of 7 Pages

as of the Closing Date. Pursuant to the Merger Agreement, this lower amount of Transaction Expenses resulted in an Expense Shortfall (as defined therein), which increased the Adjusted Equity Value (as defined therein) of Legacy ESS. As a result, the Issuer issued an additional 125,958 shares of Common Stock as merger consideration, pro rata and for no additional consideration, to the former stockholders of Legacy ESS (the “Transaction Expense Adjustment Shares”), pursuant to which (1) Craig Evans received 5,821 shares of Common Stock and (2) Dr. Julia Song received 2,425 shares of Common Stock.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4.    Purpose of Transaction.
The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4. The shares of Common Stock reported as beneficially owned by the Reporting Persons were acquired in connection with the Business Combination or in separate transactions and will be held for investment purposes.
Craig Evans served as President and Co-Founder of the Issuer and as a member of the Issuer’s board of directors from October 8, 2021 until May 19, 2023 when Mr. Evans resigned from his position as President in connection with the end of his term as a director, and Dr. Julia Song serves as Chief Technology Officer and Co-Found of the Issuer. In such capacities, the Reporting Persons may have or may have had influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Except as described herein and to the extent that the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Subject to the Issuer’s Insider Trading Policy, the Reporting Persons may from time to time buy or sell securities of the Issuer as appropriate for their personal circumstances, including “sell-to-cover” transactions to satisfy tax withholding obligations related to the vesting of RSUs. As such, the Reporting Persons have and will continue to engage in “sell-to-cover” transactions. The Reporting Persons may, from time to time, purchase additional securities of the Issuer either in the open market or in privately negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.
(a) and (b) As of the date hereof, the Reporting Persons beneficially own 8,453,903 shares of Common Stock representing approximately 5.5% of the issued and outstanding shares of the Issuer’s Common Stock, consisting of: (i) 5,538,586 shares of Common Stock held by Mr. Evans, (ii) 2,421,240 shares of Common Stock held by Dr. Song, (iii) 16,772 shares of Common Stock underlying RSUs held by Mr. Evans that may vest within 60 days of the date hereof, (iv) 70,300 shares of Common Stock underlying RSUs held by Dr. Song that may vest within 60 days of the date hereof, (v) 149,563 shares of Common Stock underlying stock options held by Mr. Evans exercisable within 60 days of the date hereof and (vi) 257,442 shares of Common Stock underlying stock options held by Dr. Song exercisable within 60 days of the date hereof. Mr. Evans and Dr. Song are married and may be deemed to share voting and dispositive power over shares held of record by each other.
(c) Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days prior to November 9, 2021 or during the 60 days prior to the date hereof except that on May 20, 2023, the Reporting Persons sold 21,479 shares of Common Stock, representing 0.01% of the total outstanding shares of Common Stock, in “sell-to-cover” transactions to fund the Reporting Persons’ tax withholding obligations in connection with the vesting of RSUs, which were effected through an open market brokerage transaction.

CUSIP No. 26916J106	Page 6 of 7 Pages

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.
(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 is hereby incorporated by reference in its entirety into this Item 6.

In connection with the Business Combination, on October 8, 2021, Craig Evans, among others, entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer providing, among other things, certain customary registration rights, demand rights and piggyback rights with respect to the Common Stock of the Issuer held by the Reporting Persons. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits.

Exhibit No.	Description

1
Agreement and Plan of Merger, dated as of May 6, 2021, by and among ACON S2 Acquisition Corp., SCharge Merger Sub, Inc. and ESS Tech, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by ESS Tech, Inc. on May 7, 2021).

2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by ESS Tech, Inc. on May 7. 2021).
3	Joint Filing Agreement, dated July 13, 2023, by and between Craig Evans and Dr. Julia Song.

CUSIP No. 26916J106	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: July 13, 2023

Craig Evans
By:	/s/ Craig Evans
Name:	Craig Evans

Dr. Julia Song
By:	/s/ Dr. Julia Song
Name:	Dr. Julia Song